Gold Fields Limited
Reg. 1968/004880/06
Wednesday, 10 August, 2016	150 Helen Road, Sandown, Sandton, 2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9796
Fax +27 11 562-9825
www.goldfields.co.za

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Gold Fields Limited
Form 20-F for the Year Ended December 31, 2015
Filed April 13, 2016
File No. 001-31318

Dear Mr. Decker:

Gold Fields Limited (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated July 27, 2016 (the “Comment Letter”) related to our Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

The Company respectfully requests an extension of an additional eight business days to respond to the Comment Letter in order to permit sufficient time for an internal review of its responses at the appropriate level of the Company. The Company hereby submits such request and confirms that it will respond to the comment of the Staff set forth in the Comment Letter on or before August 22, 2016.

Directors: C A Carolus (Chair), N J Holland†**(Chief Executive Officer), P A Schmidt**(Chief Financial Officer), A Andani #, K Ansah#, T P Goodlace, A R Hill≠, R P Menell, D M J Ncube, S P Reid^, G M Wilson

^Australian, †British, ≠Canadian, #Ghanaian, ** Executive Director

Company Secretary: MML Mokoka

Thank you for your consideration related to the Comment Letter and please do not hesitate to contact me at +27 11 562 9796 or pauls@goldfields.co.za with any questions.

Sincerely,

/s/ Paul A. Schmidt
Paul Schmidt
Chief Financial Officer

CC: Blaise Rhodes